Dear Fellow Shareholders:

  For the year ended December 31, 2006, neither the Brandywine Fund, Brandywine Blue Fund nor Brandywine Advisors Fund held any government securities.

  For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
Brandywine Fund . . . . . . . . . . . .	81.20%	18.80%	None	None	None	None
Brandywine Blue Fund . . . . . . . .	92.07%	7.93%	None	None	None	None
Brandywine Advisors Fund . . . . .	96.89%	3.11%	None	None	None	None

This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #538902